September 13, 2024

Paul Grinberg
Chief Executive Officer
Mountain Lake Acquisition Corp.
930 Tahoe Blvd STE 802 PMB 45
Incline Village, NV 89451

       Re: Mountain Lake Acquisition Corp.
           Registration Statement on Form S-1
           Filed August 8, 2024
           File No. 333-281410
Dear Paul Grinberg:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 8, 2024
Cover Page

1. Please state the amount of the compensation received or to be received by your sponsor, its affiliates, and promoters. State whether this compensation may result in a material
       dilution of the purchasers    equity interests. Provide a
cross-reference, highlighted by
       prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.
2. Please revise to disclose the anti-dilution rights associated with the founder shares. State whether the securities issuances may result in a material dilution of
the purchasers    equity
       interests as required by Item 1602(a)(3) of Regulation S-K. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus.
3. In the paragraph where you disclose conflicts of interest, please state whether there may be actual or potential material conflicts of interest between the sponsor and the purchasers in the offering, as required by Item 1602(a)(5) of Regulation S-K. Also provide a cross-
 September 13, 2024
Page 2

       reference to the locations of related disclosures in the prospectus.
4. We note your disclosure regarding the non-managing sponsor investor. Please expand your discussion of the non-managing sponsor investor to disclose the different interests they may have. Please address that the non-managing sponsor investor will have the potential to realize enhanced economic returns from its investment as compared to other investors purchasing in the offering. Please clarify if there are any agreements with the non-managing sponsor investor.
5. Regarding your disclosure of the expressions of interest by the non-managing sponsor investor to indirectly purchase private units by purchasing sponsor membership interests, please revise to add clarifying disclosure to directly compare the percentage of such private units that may be purchased by the non-managing sponsor investor to the percentage of private units to be held by the sponsor following the offering.
6. Please revise the cross-reference relating to dilution to include all the sections of the prospectus for disclosures related to dilution. See Item 1602(a)(4) of Regulation S-K.
7.     We note your statement that    the sponsor will issue membership
interests at a nominal
       purchase price to the non-managing sponsor investor reflecting interests in an aggregate
       of 3,175,713 of the founder shares held by the sponsor.    Please
revises to indicate the
       amount of the membership interests and the nominal purchase price which will reflect the interests in the aggregate of 3,175,713 founder shares to the non-managing sponsor investor.
Summary, page 1

8. Please disclose in tabular format the nature and amount of the compensation received or to be received by your sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by you to the sponsor, its affiliates, and promoters and the price paid or to be paid for such securities, and, outside of the table, the extent to which this compensation and securities issuance may result in a material dilution of the purchasers equity interests, as required by Item 1602(b)(6) of Regulation S-K. Prior SPAC Experience, page 6

9.     Please disclose the current status of Social Leverage Acquisition Corp
I. Please revise to
       clarify that Social Leverage Acquisition Corp I announced that it will redeem its public shares, that it will not consummate an initial business combination, and that its securities will stop trading and be delisted from NASDAQ.
10. Supplementally advise us whether the sponsor, its affiliates and the promoters are involved in other special purpose acquisition companies.
Initial Business Combination, page 7

11. Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period.
       See Item 1602(b)(4) of Regulation S-K.
 September 13, 2024
Page 3


Our Business Combination Process, page 10

12. Please provide the basis for your statement, here and elsewhere in the prospectus, that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business.
Additional Financing, page 11

13. Please disclose how the terms of additional financings, including forward purchase and backstop agreements mentioned elsewhere, may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K.
Conflicts of Interest, page 35

14. Please add disclosure of the conflicts of interest relating to the compensation, fees, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also revise to disclose conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your sponsor, officers or directors, as referenced on page 9. See Item 1602(b)(7) of Regulation
       S-K.
Risk Factors, page 40

15. Please provide a separate risk factor that the non-managing sponsor investor may have different interests than the other public shareholders, including the potential conflicts of interest with the non-managing sponsor investor in approving your business combination and otherwise exercising its rights as a public shareholder because of their indirect ownership of founder shares and private placement units.
Use of Proceeds, page 82

16.    We note your statement that    We expect that the interest earned on the
trust account will
       be sufficient to pay income taxes. We will not be permitted to withdraw any of the principal or interest held in the trust account, except for the withdrawal of interest to pay our income taxes and up to $100,000 to pay dissolution expenses, as applicable, until the
       earliest of    .    We also note your statement in footnote 5 to the use
of proceeds table that
          The amount in the table above does not include interest available to us from the trust account. We may withdraw funds from the trust account to fund our working capital
       requirements, subject to an annual limit of $1,000,000.    Please revise
your disclosure as
       appropriate.
Dilution, page 86

17. Please expand your disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares' anti-dilution rights and shares that may be issued in connection with the closing of your initial business combination. Reference is made to Item 1602(c) of Regulation S-K. September 13, 2024
Page 4

Officer and Director Compensation, page 122

18. Please revise to include the founder shares, private warrants and the anti-dilution provision, as well as any shares to be issued to the independent directors, along with any other compensation, as required by Item 1603(a)(6) of Regulation S-K. Conflicts of Interest, page 125

19. Please add disclosure of the conflicts of interest relating to the repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. See Item 1603(b) of Regulation S-K.
Sponsor Ownership, page 130

20. Based on the expression of interest of the non-managing sponsor investor, and your disclosure that the non-managing investor will hold membership interests in the sponsor, please revise to disclose the persons or affiliated groups who may have direct and indirect material interests in the sponsor, as well as the amount of their interests. See Item
       1603(a)(7) of Regulation S-K.
Transfers of Founder Shares and Private Units, page 131

21. Please disclose the certain limited exceptions to the transfer restrictions of the private units, as referenced on page 130. See Item 1603(a)(9) of Regulation S-K.
22.    Please revise to disclose whether the non-managing sponsor investor   s
membership
       interest units are subject to any transfer restrictions, such as a lock up agreement.

Signatures, page II-4

23. Please revise to have the registration statement signed by a majority of the board of directors. See Instruction 1 to the Signatures section of Form S-1.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please
 September 13, 2024
Page 5

contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso